SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

June 18, 2013

Re:	Graña y Montero S.A.A.

Ms. Pamela Long Office of International Corporate Finance Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561

Dear Ms. Long,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 14, 2013, concerning the Registration Statement on Form F-1 File No. 333-189067 (the “Registration Statement”) filed by the Company on June 4, 2013. In addition, we have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this comment response letter Amendment No. 1 to the Registration Statement marked to reflect these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. Page references in the responses correspond to the pages of the amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Form F-1 Filed June 4, 2013

General

Comment No. 1.	You disclose on pages iii, 13 and 42 that your annual consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 have been audited in accordance with the “auditing” standards of the U.S. Public Company Accounting Oversight Board. Please confirm to us in your supplemental response that your auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. If the audits were conducted in accordance with the

BEIJING    HONG KONG    HOUSTON     LONDON    LOS ANGELES    PALO ALTO    SAO PAULO    TOKYO    WASHINGTON, D.C.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

standards of the Public Company Accounting Oversight Board (United States), please revise your disclosures accordingly.

Response No. 1.	The Company acknowledges the Staff’s comment and confirms that its auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. The Company has revised pages iii, 13 and 42 of the Registration Statement accordingly.

Backlog, pages iv and 150

Comment No. 2.	We note your response to comment 19 of our letter dated May 22, 2013. You indicate that you do not include backlog for your Real Estate segment because you believe the disclosure of backlog in the real estate industry is not market practice. Please provide support for this belief. In your response, please address both the backlog of the development and construction activities associated with your Real Estate segment and the fact that backlog is typical disclosure for these activities in U.S. filings.

Response No. 2.	The Company acknowledges the Staff’s comment and has decided to revise the Registration Statement to include backlog for its Real Estate segment. As disclosed on page 156 of the Registration Statement, the Company’s backlog for its Real Estate segment reflects residential units and office and commercial space sold but not yet delivered to purchasers.

Business, page 111

Energy, page 133

Estimated Proved Reserves, page 135

Comment No. 3.	We note your disclosure of the change in the quantities of proved undeveloped reserves during 2012 is limited to the change in crude oil and omits the change in the quantities of natural gas. Please advise or expand your disclosure to quantify the material changes in your proved undeveloped crude oil and natural gas reserves and as required by Item 1203(b) of Regulation S-K. As part of your expanded disclosure, please provide an explanation for the changes in the net quantities of your proved reserves as required by FASB ASC paragraph 932-235-50-5.

Response No. 3.	In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Registration Statement to quantify the material changes in proved undeveloped crude oil and natural gas reserves

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

and to include a cross-reference to the explanation for significant changes in the net quantities of proved reserves. See also Response No. 13 below.

Comment No. 4.	We note the dollar amounts disclosed on page 135 relating to converting your proved undeveloped reserves to develop reserves during 2012 and the first quarter of 2013 appear to exceed the amounts disclosed on page 137 relating to your investments in drilling activities for these periods. Please advise or revise your disclosure to reconcile the difference.

Response No. 4.	The Company acknowledges the Staff’s comment and respectfully explains that the disclosure relating to capital expenditures for converting proved undeveloped reserves to proved developed reserves includes both drilling activities and workovers. The Company has revised the disclosure on page 135 of the Registration Statement accordingly.

Consolidated Financial Statements for the Year Ended December 31, 2012

Note 8. Trade Accounts Receivable, page F-52

Comment No. 5.	We note your response to comment 27 of our letter dated May 22, 2013. You disclose that invoices receivable are related to percentage of completion estimates, while GyM Ferrovias S.A. collection rights relate to the concession signed with the Peruvian Government. We note that the bottom line of the table on page F-52 refers to GyM Ferrovias S.A. Collection Rights. It appears this line should refer to current trade accounts receivables. Please advise or revise.

Response No. 5.	In response to the Staff’s comment, the Company has revised the disclosure on page F-52 of the Registration Statement to correct the line-item at the bottom of the table to refer to current trade accounts receivables.

Note 14. Property, Plant and Equipment, page F-63

Comment No. 6.	Please reconcile the total 2012 and 2011 additions to property, plant and equipment to the payments for fixed asset purchase and acquisition through finance leases amounts reflected in your Consolidated Statement of Cash Flows.

Response No. 6.	The Company acknowledges the Staff’s comment and provides below a reconciliation between amounts recorded in the Company’s consolidated statement of cash flows and the total additions to property, plant and equipment as shown in note 14 to the Company’s audited annual consolidated financial statements included in Registration Statement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

	2011	2012
Additions to property, plant and equipment (as per note 14)	333,322	402,973
Acquisition of assets through finance leases (from cash flow statement)	146,580	123,815
Payments for fixed asset purchase (from cash flow statement)	140,803	280,402

Sub-total	45,939	(1,244)
Foreign exchange rate fluctuation	(2,479)	1,244
Reclassification from fixed assets to intangibles, related to concessions (as per note 14)	43,460	—

Difference	—	—

The Company respectfully informs the Staff that the difference between the additions to property, plant and equipment in the fixed asset roll-forward and the sum of cash paid for fixed assets and new finance leases is the translation effect of fixed assets in the Company’s foreign operations and, in 2011, a reclassification from fixed assets to intangibles. The Company had previously recorded the foreign exchange rate fluctuations in the additions column of the fixed asset roll-forward because the Company’s management had concluded that the amount was not material (i.e., US$1.3 million for 2012 and US$2.5 million for 2011). However, to increase transparency, the Company has now included the effect in a separate line item. With respect to the above-mentioned reclassification, the Company respectfully refers the Staff to the revised fixed asset roll-forward included in note 14 to the Company’s audited annual consolidated financial statements included in the Registration Statement. This reclassification relates to purchases in conjunction with the Company’s concession contracts accounted for as intangible assets in accordance with IFRIC 12. Such amounts were recorded as additions in the fixed asset roll-forward in 2011 and then shown in a separate line within the same 2011 fixed asset reconciliation as a reclassification out of fixed assets. This same amount reclassified out of fixed asset additions has also been reflected as additions in note 15, Intangible Assets, to the Company’s audited annual consolidated financial statements included in the Registration Statement. In order to improve transparency and a reader’s ability to tie back to amounts reflected in the Company’s statement of cash flow, the Company has netted this reclassification with fixed asset additions so that only net fixed asset additions are shown in the fixed asset roll-forward.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

Note 28. Business Acquisitions, page F-81

Comment No. 7.	Based on the amount of the cash payments for the acquisition and the related cash and cash equivalents of the acquired subsidiary associated with your acquisition of Vial y Vives, Stracon GyM, and TSD, please address the need to revise the last line of the tables on pages F-81, F-82 and F-84 as there appears to be a net cash outflow related to these transactions. In addition, please clarify how you have reflected the S/.13,894 million cash paid in 2011 related to the acquisition of Stracon GyM in your Consolidated Statement of Cash Flows. Finally, for 2010, it appears that you had an S/.7.746 million outflow related to your acquisition of TSD, however, your Consolidated Statement of Cash Flows reflects a cash inflow. Please advise.

Response No. 7.	The Company acknowledges the Staff’s comment and has revised the last line of the tables on pages F-81, F-82 and F-84 of the Registration Statement to properly reflect net cash outflows.

The Company respectfully explains that the S/.13,894 million cash paid in 2011 was recorded as an intangible asset and reflected in the Company’s statement of cash flow within investing activities in the line item “payments for intangible purchase.” Such pre-payment was made in 2011 as part of an agreement signed with Stracon S.A.C. to lock in a period of exclusivity whereby Stracon S.A.C. would not negotiate with other parties. At such time, a formal purchase agreement had not been reached at the time of payment and therefore this payment was recorded as an intangible asset and later applied to the total consideration provided to Stracon S.A.C. In 2012, the intangible asset was transferred from intangible assets to form part of the overall purchase price allocation performed in conjunction with the Stracon GyM acquisition.

The Company further explains that the acquisition of Telefonica Servicios Digitales S.A. (“TSD”) in 2010 resulted in a cash outflow because there was a net cash payment made for such acquisition. When the Company prepared the statement of cash flows, it incorrectly presented this amount as a cash inflow. In 2010, the Company had included this cash outflow in the line item “payments for intangible purchase” within cash flows from investing activities. When the Company prepared the 2011 cash flow statement, to consistently present cash flows from business combinations, the Company performed a re-classification to the 2010 statement of cash flow to reflect the purchase of TSD in the line item “payment for investment purchase” within investing activities. Due to a mathematical error, this cash outflow was erroneously recorded as a cash inflow on the line item “payment for investment purchase” and as an additional cash outflow in the line item “payment for intangible purchase.” The Company

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

has revised the Registration Statement to correctly reflect this cash payment in 2010 as a cash outflow. This correction had no effect on the net cash amount provided by investing activities, as all corrections correspond to line items within investing activities. In addition, the error represents less than 1.2% of the cash balance at December 31, 2012 and less than 2.6% of net change in cash from December 31, 2011 to December 31, 2012. The Company’s management does not consider this error to be either quantitatively material, or qualitatively material for disclosure in the annual consolidated financial statements.

Comment No. 8.	You indicate that the consideration paid by GyM for the purchase of Stracon – GyM comprised the fair value of the shares that Stracon obtained from the business combination plus a cash amount for a total of S/.42 million. However, based on the table provided, it appears that the consideration paid consisted of the cash paid in 2011 and 2012 plus the S/.24 million net assets transferred. Please reconcile these disclosures and clarify whether the S/.24 million net assets transferred reflects book value or fair value.

Response No. 8.	The Company acknowledges the Staff’s comment and has revised the disclosure on page F-82 of the Registration Statement to clarify that the consideration paid consisted of S/.14 million of cash paid plus the S/. 24 million net assets transferred.

The net assets transferred reflect carrying value because, prior to the acquisition, the assets were held on the Company’s books at their carrying value. The Company has accounted for this acquisition according to IFRS 3 Revised, paragraph 38, since the Company’s transferred assets were included on the acquired entity’s books and remained under the Company’s control after the acquisition. Accordingly, the Company has revised the disclosure on page F-82 of the Registration Statement to clarify that the assets transferred reflect carrying value.

Comment No. 9.	Please reconcile the S/.206,153 million property, plant and equipment related to the acquisition of Stracon GyM to the S/.71,768 addition to property, plant and equipment accounts on page F-64. In this regard, please address the need to disclose the details of the S/.24,994 million net assets transferred.

Response No. 9.	The Company acknowledges the Staff’s comment and respectfully informs the Staff that the S/.206,153 million property, plant and equipment related to Stracon GyM is comprised of S/.134,385 that was contributed by the Company and S/.71,768 contributed by Stracon S.A.C. The amount contributed by the Company was recorded as part of fixed assets prior to the business combination and is reflected in the opening balance of

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

property, plant and equipment at January 1, 2012. Accordingly, only the amount contributed by Stracon S.A.C. is recorded as an addition to property, plant and equipment in 2012.

Note 32, Restatement, page F-88

Comment No. 10.	Please better explain the nature of the first correction. Specifically, explain the statement, “In preparing the consolidated statement of cash flow, the company erroneously accounted for the eliminations needed to calculate the cash effect of this acquisition transaction by failing to consider that assets and liabilities were contributed and not only cash.”

Response No. 10.	The Company acknowledges the Staff’s comment and has revised the disclosure on page F-88 of the Registration Statement to better explain the nature of the first correction resulting in the restatement of the Company’s statement of cash flow. The Company respectfully explains that the assets and liabilities contributed by the Company to Stracon GyM were recorded in the Company’s books prior to the transaction and, as a result, the contribution of these assets and liabilities should not have produced an effect on the statement of cash flows as they had no effect on cash and were not part of the changes in balance sheet accounts from one period to another. However, the Company erroneously reflected those assets and liabilities in the statement of cash flows by making eliminations to certain amounts of the cash flow statement, as if the assets and liabilities represented new assets and liabilities acquired during the period. Because these assets and liabilities existed prior to this transaction, there was no need to eliminate these non-cash amounts in the mechanical calculation of the determination of the cash effect of changes in assets and liabilities during the period. This error resulted in a misstatement of cash flows from operating, investing and financing activities.

Comment No. 11.	With reference to PCAOB Auditing Standard No. 6, please ask your auditors to tell us what consideration they gave as to whether their audit opinion should have included an explanatory paragraph making reference to the restatement.

Response No. 11.	The Company acknowledges the Staff’s comment and the Company’s auditors have included the following explanatory paragraph in their audit opinion to make reference to the restatement: “As discussed in Note 32 to the consolidated financial statements, the Company has restated its statement of cash flows for the year ended December 31, 2012 to correct certain errors.”

Supplementary Data (Unaudited), page F-89

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

Oil and Gas Producing Activities, page F-89

Reserve Quantity Information, page F-89

Comment No. 12.	Your disclosure on page F-89 states the 2011 and 2010 reserve estimates were prepared by your internal engineers. Please advise or revise your disclosure to clarify these estimates conform to the definitions set forth in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

Response No. 12.	The Company acknowledges the Staff’s comment and has revised the disclosure on page F-89 of the Registration Statement to clarify that the reserve estimates for 2011 and 2010 conform to the definitions set forth in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

Comment No. 13.	Your disclosure on page F-90 does not include any explanation for significant changes in the net quantities of your reserves as required by FASB ASC paragraph 932-235-50-5. Please amend your filing to include an explanation of the changes as appropriate for each period presented.

Response No. 13.	In response to the Staff’s comment, the Company has revised the disclosure on page F-90 of the Registration Statement to include explanations for significant changes in the net quantities of its reserves as required by FASB ASC paragraph 932-235-50-5.

Comment No. 14.	We note from disclosure on page F-94 that the dollar amount relating to the 2012 undiscounted future net revenue derived by deducting the total future production and development costs from the total future cash inflows corresponds to an identical undiscounted dollar amount disclosed in Exhibit 99.1, which is noted to exclude abandonment costs. Therefore, it would appear that the standardized measure of discounted net cash flows for the periods ending 2012 does not include the costs associated with the abandonment of your oil and gas assets as part of the future development costs. Please advise or revise your standardized measure to include such costs. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Response No. 14.	In response to the Staff’s comment, the Company has revised the disclosure on page F-94 of the Registration Statement to include costs associated with abandonment.

Unaudited Condensed Interim Consolidated Income Statement, page F-96.

Comment No. 15.	To the extent your interim revenue activities are the same as those reflected in your annual financial statements, please revise the revenue

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

and costs of revenues line items to be consistent with those reflected in your annual financial statements.

Response No. 15.	In response to the Staff’s comment, the Company has revised the disclosure on page F-96 of the Registration Statement so that the revenue and costs of revenues line items in the unaudited interim consolidated financial statements are consistent with those reflected in the audited annual consolidated financial statements.

The Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579. In my absence, you may contact my colleague Juan M. Naveira at 212-455-7465.

Very truly yours,

/s/ Juan Francisco Méndez
Juan Francisco Méndez

cc:	José Graña Miró Quesada
Director
Graña y Montero S.A.A.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 18, 2013

Mario Alvarado Pflucker
Chief Executive Officer and Director
Graña y Montero S.A.A.
Mónica Miloslavich Hart
Chief Financial Officer and Principal Accounting Officer
Graña y Montero S.A.A.
Claudia Drago Morante
Chief Legal Officer
Graña y Montero S.A.A.
Dennis Gray Febres
Corporate Finance and Investor Relations Officer
Graña y Montero S.A.A.